

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

February 1, 2017

<u>VIA E-MAIL</u>
Mr. Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of Americas, Suite 2902
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 001-13447**

Dear Mr. Votek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities